UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-37827

TRITON INTERNATIONAL LIMITED

(Exact name of registrant as specified in its charter)

Victoria Place, 5th Floor, 31 Victoria Street, Hamilton HM 10, Bermuda

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Consummation of the Offering of 7.500% Series G Cumulative Redeemable Perpetual Preference Shares.

On January 12, 2026, Triton International Limited (the “Company”) completed the offering (the “Offering”) of 7,000,000 of its 7.500% Series G Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share and with a liquidation preference of $25.00 per share (the “Series G Preference Shares”). The Series G Preference Shares were sold pursuant to the terms and conditions of that certain Underwriting Agreement dated January 7, 2026 (the “Underwriting Agreement”), among the Company and Wells Fargo Securities, LLC, BofA Securities, Inc., Morgan Stanley & Co. LLC, RBC Capital Markets, LLC and UBS Securities LLC, as representatives of the several underwriters listed in Schedule A thereto.

The Offering was made pursuant to the Company’s registration statement on Form F-3 (File No. 333-283474) (the “Registration Statement”) that was declared effective by the SEC on January 10, 2025, the base prospectus contained therein (the “Base Prospectus”) and the prospectus supplement dated January 7, 2026 (the “Prospectus Supplement”). The description of the terms of the Series G Preference Shares under the headings “Description of Share Capital” in the Base Prospectus and “Description of Series G Preference Shares” in the Prospectus Supplement is incorporated by reference herein. Such description of the terms of the Series G Preference Shares is not complete and is qualified in its entirety by reference to the complete text of the Certificate of Designations for the Series G Preference Shares, which is filed as Exhibit 4.1 hereto.

Incorporation By Reference

In connection with the Offering, the Company is filing this Current Report on Form 6-K (the “Current Report”) to incorporate by reference the following exhibits to the Registration Statement: (i) the Underwriting Agreement (Exhibit 1.1 to this Current Report), (ii) the Certificate of Designations (Exhibit 4.1 to this Current Report), and (iii) the opinion of Appleby (Bermuda) Limited, as counsel to the Company, regarding the validity of the Series G Preference Shares and the related consent (Exhibits 5.1 and 23.1 to this Current Report).

On January 7, 2026, the Company issued a press release announcing the pricing of the Offering. A copy of the press release is attached as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit

1.1	Underwriting Agreement dated January 7, 2026, by and between Triton International Limited and Wells Fargo Securities, LLC, BofA Securities, Inc., Morgan Stanley & Co. LLC, RBC Capital Markets, LLC and UBS Securities LLC, as representatives of the several underwriters listed in Schedule A thereto.

4.1	Certificate of Designations of 7.500% Series G Cumulative Redeemable Perpetual Preference Shares of Triton International Limited.

5.1	Opinion of Appleby (Bermuda) Limited regarding the validity of the Series G Preference Shares.

23.1	Consent of Appleby (Bermuda) Limited (included in Exhibit 5.1).

99.1	Press Release dated January 7, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRITON INTERNATIONAL LIMITED

Date: January 12, 2026	By:	/s/ Lily Colahan
Name: Lily Colahan
Title: Vice President, General Counsel and Secretary